1(212) 318-6393

yarivkatz@paulhastings.com

August 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins

        Lynn Dicker

        Alan Campbell

        Joe McCann

Re:        Canopy Growth Corporation

    Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

    Filed May 22, 2023

    File No. 001-38496

Ladies and Gentlemen:

We are in receipt of the letter, dated June 23, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A. We are responding to the Staff’s comments on behalf of Canopy Growth Corporation (“Canopy Growth” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 4 to the Preliminary Proxy Statement (“Amendment No. 4”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth each of the Staff’s comments in italics below followed by the Company’s response to each comment. All capitalized terms used herein but not defined herein have the meanings assigned to such terms in Amendment No. 4 and all page number references are to the page numbers of Amendment No. 4.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1.

Please revise your letter to shareholders to discuss risks to Canopy’s shareholders if Canopy USA operates as a non-consolidated subsidiary that is not controlled by Canopy. In your revisions, please discuss the possibility that Canopy would be unable to prevent Canopy USA from taking actions that do not maximize shareholder value and that the managers of Canopy USA could take actions that are contrary to the interests of Canopy and its shareholders.

U.S. Securities and Exchange Commission

August 11, 2023

Response: The Company has revised the disclosure on pages iv, 38 and 39 of Amendment No. 4 in response to the Staff’s comment.

Overview of Exchangeable Shares, page i

2.

We note your disclosure on page ii that you have implemented certain changes to the initial structure of Canopy Growth Corporation’s (“Canopy’s”) interests in Canopy USA, LLC (“Canopy USA”) to ensure that Canopy will not be required to consolidate the financial results of Canopy USA in accordance with U.S. GAAP. We also note the analysis provided in Exhibit A to your May 22, 2023 response. Please provide the information requested in the following comments to assist us with our analysis.

Response: The Company acknowledges the Staff’s comment and has provided the information requested in the comments below.

3.

Provide us with a full capitalization table for Canopy USA both prior to and subsequent to the Structural Amendments and include a transaction-level reconciliation between the two tables. For each reconciling item, provide a detail of the fair value of consideration given and received. For example, it appears that Ms. Whiteman received Canopy USA Shares in exchange for an agreement to reduce the exercise price of the Wana Options; accordingly, quantify the fair value of the shares issued to Ms. Whiteman as compared to the fair value of the reduction in exercise price agreed to by Ms. Whiteman in return for the shares.

Response: The Company advises the Staff that it is not possible to provide a full capitalization table for Canopy USA subsequent to the Structural Amendments as the value of the Canopy USA shares to be issued to the Trust and Ms. Whiteman are based upon future events that that have not yet occurred. With respect to the value of the Canopy USA Common Shares to be received by Ms. Whiteman, the value of the Canopy USA Common Shares to be issued will be 7.5% of the fair market value of Wana on the date that Canopy USA exercises the option to acquire Wana, which is an unknown future date. In addition, the value of each Canopy USA Common Share to be issued will, similarly, only be determined based on the fair market value of the Canopy USA Common Shares on such date.

4.

Provide us with an analysis of the “purpose and design” of Canopy USA, as well as an analysis of the risks that Canopy USA was designed to create and pass through to its variable interest holders, giving consideration to the factors noted in ASC 810-10-25-25.

Response: The Company advises the Staff that Canopy USA is currently a holding company with no external capital requirements and approximately US$23M of cash and cash equivalents. The purpose and design of Canopy USA is to exercise the conditional THC interests and to hold a controlling financial interest in Acreage, Wana and Jetty. The structure enables Canopy USA shareholders to realize the benefits from the ongoing operations of these businesses and from managing these businesses on a consolidated basis, which is expected to provide additional financial benefits through revenue and cost synergies. It is anticipated that Canopy USA will be able to generate sufficient funds from its own operations without the necessity to raise additional debt or equity capital from third-parties.

U.S. Securities and Exchange Commission

August 11, 2023

The Company initially designed the Canopy USA structure to provide for a newly created special purpose vehicle, Canopy USA, with a dual class share structure whereby a wholly-owned subsidiary of the Company will hold Non-Voting Shares, which do not carry any voting rights, rights to receive dividends or other rights upon dissolution of Canopy USA and third-party investor(s) will hold all of the Canopy USA Common Shares. The Company intended to consolidate the financial statements of Canopy USA with the financial statements of the Company in order to highlight the value attributable to its contingent interests in the United States, which the Company had previously paid significant amounts (approximately C$900 million) for the future rights to acquire such entities, but was unable to acquire such entities as a result of the United States federal legislative stance on cannabis. The Company envisions that the proposed structure will create a streamlined approach to acquire control of Canopy USA following federal legislative reform in the United States by converting the Non-Voting Shares held by the Company into Canopy USA Class B Shares as opposed to having to complete acquisition transactions involving five separate entities and numerous different contractual agreements. Instead, the design of Canopy USA was intended to allow the Company to expedite the eventual acquisition process through a simple conversion of Canopy USA shares and minimize the number of contracts governing its contingent acquisitions (from more than seven to two, being the Protection Agreement and the Amended and Restated Limited Liability Company Agreement) and the number of counterparties (from five to one, being Canopy USA) while simultaneously reducing costs at the Company incurred in managing its portfolio of interests in the United States by allowing the entities within that portfolio to achieve synergies to both increase revenue and decrease costs.

The Nasdaq raised concerns with the initial design of Canopy USA. In order to address the concerns of Nasdaq, the Company would not be able to recognize one of its original objectives in the design of Canopy USA – namely, obtaining a controlling financial interest which would result in the consolidation of the financial statements of Canopy USA with the financial statements of the Company in order to highlight the value attributable to its contingent interests in the United States. As a result, Canopy USA was required to negotiate with third-parties to, among other things, increase the ownership, risk and exposure of third-party investors. In doing so, Canopy USA had extensive negotiations with various potential third-party investors seeking an additional investment of US$20 million.

Following extensive negotiations, the Trust expressed its desire to invest up to US$20 million in Canopy USA; given the speculative nature of the value in Canopy USA, the Trust deemed that the risk warranted significant upside in the event that there was appreciation in the value of Canopy USA. This resulted in the Trust insisting upon various tranches of investment to the Trust Transaction along with warrant coverage (at varying exercises prices) as well as additional options to invest incremental amounts. The ultimate result of the redesign of Canopy USA was that considerable economics and potential upside was transferred from the Company to the Trust in order to secure the US$20 million investment in Canopy USA. Accordingly, and contrary to the Company’s initial purpose and design with respect to the Canopy USA structure, the Trust will have significant ownership and influence over Canopy USA upon completion of the Trust Transaction, which, among other things, may significantly dilute the Company’s ownership interest in Canopy USA following the completion of the Trust Transaction. The Company is cognizant that there can be no assurance that the Trust’s interests will align with the interests of Canopy or other shareholders of Canopy USA and included a risk factor to this effect in Amendment No. 3 (which can be found on page 38 of Amendment No. 4).

Canopy USA’s activities relate to the activities of the conditional THC interests once the acquisitions are closed, i.e. the production, processing, licensing and sale of cannabis products. The contracts that are entered into relate to sales contracts with customers, purchase and supply contracts, licensing agreements, general purchase terms and conditions. As such, Canopy USA is exposed to:

U.S. Securities and Exchange Commission

August 11, 2023

•

Price risk: Each of the independent business units produce their own (cannabis) products (as set forth below). As such, Canopy USA is exposed to the risk of fluctuations in the prices of raw material (including cannabis) and assets that are required to produce these products.

•	Operations risk: Each of the conditional THC interests have their own operations:

•	Acreage: cannabis cultivation and operating retail facilities in multiple states in the U.S.

•	Wana: manufacturing, licensing, and sale of cannabis gummies across North America.

•	Jetty: production and sale of cannabis extracts and the pioneering of clean vape technology.

Accordingly, each of these operations is subject to operating risks including sales volumes and pricing and fluctuations in operating costs, including labor costs.

Canopy USA is expected to diffuse the individual expenses and to find synergies across these entities by passing the price and operating risk through to its variable interest holders.

5.

Explain how each of the activities you have identified on page 14 of your response as most significantly impacting Canopy USA’s economic performance have been determined in the context of the purpose and design of Canopy USA. In relation to these identified activities, please also provide further discussion of the following:

•	Operating Budget

•	Expand upon how the operating budget impacts current operation decisions and Canopy USA’s economic performance, including the decision to exercise the various conditional THC interests.

•

We note on page 10 that Canopy Sub is no longer required to approve Canopy USA’s annual business plan. Clarify the process by which the operating budget is prepared, provided and voted upon, including the specific parties involved.

•	Selecting Managers and Determining Compensation

•	Clarify how selecting managers and determining compensation impacts the economic performance, including a discussion of the roles/responsibilities of the managers.

Response: In determining the activities that most significantly impact Canopy USA’s economic performance in the context of the purpose and design of Canopy USA, the Company advises the Staff that:

Activity 1: The exercise of the above-described conditional THC interests, which will require funding from Canopy Growth to do so, since the consideration to be issued for the exercise of these interests is additional common shares of Canopy Growth or, in certain circumstances, an option for Canopy USA to pay in cash or cause Canopy Growth to issue additional common shares.

U.S. Securities and Exchange Commission

August 11, 2023

As described above in response to the Staff’s Question 4, the purpose of Canopy USA is to exercise the conditional THC interests and, as such, its purpose is to have direct ownership interest in Acreage, Wana, Jetty and TerrAscend. Once Canopy USA exercises its options to acquire the conditional THC interests, Canopy USA is expected to have a controlling interest in Acreage, Wana and Jetty and a direct ownership interest in TerrAscend. The exercise of the conditional THC interests is significant and necessary to Canopy USA accomplishing its purpose and design.

Activity 2: The management of ongoing operations, including the establishment of an operating budget to achieve operating objectives – which will include driving revenue growth both through Canopy USA’s current portfolio (Acreage, Wana and Jetty) as well as licensing opportunities. Examples of such decisions which will be made by the holders of the Canopy USA Class A Shares include aligning on routes to market in various states, manufacturing and sourcing decisions for cannabis products, the creation of a single commercial organization to support the Canopy USA businesses, and alignment on centralized back-office support functions.

Pursuant to Section 7.01 of the Amended and Restated Limited Liability Company Agreement, “the business and affairs of [Canopy USA] shall be managed, operated, and controlled by or under the direction of the board of managers, and the Board shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of, and in the name of the [Canopy USA], to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the [Canopy USA], to exercise any rights and powers granted to the [Canopy USA] under this Agreement, and to exercise all power and authority vested in managers under the Delaware Act, in each case subject only to the terms of this Agreement.”

Until the conditional THC interests are exercised, it is not anticipated that any substantive decision will be required of Canopy USA since there are no current employees or business operations, and it is merely a holding company. However, at all time, to the extent any decisions are required to manage and direct the operations of Canopy USA, the Canopy USA board of managers will make any such decisions necessary for its ongoing operations.

Once the conditional THC interests are exercised, the Canopy USA board of managers is expected to make decisions for Canopy USA and manage the business operations of Acreage, Wana and Jetty, including the establishment of an annual business plan and operating budget. The annual business plan and operating budget will govern how Canopy USA operates and manages its activities by setting financial targets for the consolidated Canopy USA business, including sales volumes, geographic distribution, production forecasts, licensing arrangements and eliminating redundancies between the different entities in order to achieve synergies across the Canopy USA portfolio. As such, the annual business plan and associated operating budget will address the risks that Canopy USA was designed to create and pass through to its variable interest holders risks, specifically the price and operations risk. The operating plan will be prepared by management and approved annually by the Canopy USA board of managers (excluding the nominee of the Company).

Activity 3: Selecting managers and determining their compensation

Once the conditional THC interests are exercised, it is anticipated that the board of managers of Canopy USA will appoint a management team from among the employees at Wana, Jetty and Acreage to operate the consolidated business of Canopy USA. This management team is expected to include a Chief Executive Officer, a Chief Financial Officer and other roles necessary to operate the combined business. The compensation of such officers is expected to be structured to incentivize such individuals to meet the operational targets and create the synergies established in the annual business plan and operating budget of Canopy USA that is approved by the Canopy USA board of managers (excluding the nominee of the Company).

U.S. Securities and Exchange Commission

August 11, 2023

6.	You have identified the exercise of the conditional THC interests as being one of the activities that most significantly impacts Canopy USA’s economic performance. Please address the following:

•	Confirm that the “conditional THC interests” are those that are listed on page 4 of your response. Please also confirm:

•	which of the conditional THC interests Canopy USA is contractually required to exercise, and

•	which of the conditional THC interests Canopy USA has the option to exercise.

•

For those conditional THC interests that will be exercised only at Canopy USA’s option, clarify whether the Class A Managers have the ability to require Canopy USA to exercise the options, including whether that ability gives the Class A Managers the ability to compel Canopy USA to provide the necessary funding for the exercise of the option. Please explain the mechanism (contractual or otherwise) that provides the Class A Managers with these abilities.

Response: The Company advises the Staff that the “conditional THC interests”, the exercise of which are among, if not the primary, activities that most significantly impact Canopy USA’s economic performance, are those that are listed on page 4 of our comment response letter dated May 22, 2023. In addition, the Company advises the Staff that the “conditional THC interests” are exercisable at Canopy USA’s option (as opposed to Canopy USA being contractually required to exercise such interests). In accordance with Section 7.01 and Section 7.05 of the Amended and Restated Limited Liability Company Agreement: (i) the Class A Nominees (as defined below) have the right to determine whether Canopy USA will exercise the Wana Option and the Jetty Option, including the ability to compel Canopy USA to provide the necessary funding for the exercise of such options; and (ii) the affirmative vote of at least a majority of Canopy USA’s board of managers is required to compel Canopy USA to exercise the “conditional THC interests”, other than the Wana Option and Jetty Option, and provide the necessary funding for the exercise of such options. The Company also anticipates that Canopy USA would acquire all of the issued and outstanding shares of Acreage.

7.	Pursuant to ASC 810-10-25-43, provide us a robust analysis as to whether Ms. Whiteman or the Trust is a related party (including considerations of de facto agency) of the company.

Response: In evaluating whether Ms. Whiteman or the Trust is a related party (including considerations of de facto agency) of the Company, the following accounting literature was considered:

[ASC 810-10-25-43] For purposes of applying the guidance in the Variable Interest Entities Subsections, unless otherwise specified, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:

U.S. Securities and Exchange Commission

August 11, 2023

a)	A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

b)	A party that received its interests as a contribution or a loan from the reporting entity

c)	An officer, employee, or member of the governing board of the reporting entity

d)

A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

e)	A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.

In evaluating how the accounting literature applies to the Company’s investment in Canopy USA, the Company advises the Staff that:

As it relates to the criterion in (a) above, both Ms. Whiteman and the Trust are not financially dependent on the Company. Instead, both parties each funded their own distinct investments in Canopy USA.

As it relates to the criterion in (b) above, both Ms. Whiteman and the Trust are not financially dependent on the Company. Instead, both parties each funded their own investment in Canopy USA independently from the Company.

As it relates to the criterion in (c) above, neither Ms. Whiteman nor any trustee or beneficiary of the Trust are an officer, employee or member of the governing board of the Company or any of the Company’s subsidiaries.

As it relates to the criterion in (d) above, the Company advises the Staff that the KPMG Consolidation Handbook provides the following additional guidance:

[KPMG Consolidation Handbook – Question 6.5.120] How is the phrase ‘without the prior approval’ evaluated when determining if a transfer restriction creates a de facto agency relationship?

Interpretive response: A de facto agent related party relationship exists when a party agrees not to sell, transfer or encumber its interest in the VIE without the prior approval of the enterprise. An agreement must restrict all three of these activities to result in a de facto agent related party relationship and may be referred to as a transferability restriction.

The Company advises the Staff that the Structural Amendments included the removal of all restrictions on shareholders’ (i.e. Ms. Whiteman and the Trust) ability to transfer their interests to third parties. A transfer is defined in Section 1.01 of the Amended and Restated Limited Liability Company Agreement as “directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.”

U.S. Securities and Exchange Commission

August 11, 2023

The removal of the transfer restrictions on the Canopy USA Class A Shares in the Amended and Restated Limited Liability Company Agreement as well as in the various share purchase agreements for Ms. Whiteman and the Trust captures all three activities (i.e. sell, transfer and encumber). Accordingly, the holders of the Canopy USA Class A Shares are now able to realize the economics of their investment through their ability to transfer their shares without reliance upon the Company and in the absence of prior approval from Canopy USA.

As it relates to the criterion in (e) above, the Company advises the Staff that the KPMG Consolidation Handbook provides the following additional guidance:

[KPMG Consolidation Handbook – Question 6.5.110] Excerpt from SEC staff speech

In the context of [ASC paragraph 810-10-15-14(c)], the staff has been asked whether certain close business associates may be considered related parties under [ASC Topic 850] or [ASC paragraph 810-10-25-43]. In this context, the staff believes that close business associates may only be considered related parties if one party can control or can significantly influence the other party to an extent that one of the parties might be prevented from fully pursuing their own separate interest should that party choose to do so. That being the case, the mere past practice or future intent of close business associates to collaborate would be insufficient to conclude the parties are related. The staff believes that this is consistent with the definition of a related party included in [ASC Subsection 810-10-20].

Both Ms. Whiteman and the Trust do not have a close business relationship with the Company. While they have a joint investment in Canopy USA and certain underlying conditional THC interests, both Ms. Whiteman and the Trust have decided to invest in Canopy USA independently from the Company and with the goal of pursuing their own separate and independent interest. Originally, the design of Canopy USA and the investments of third-parties in Canopy USA included guaranteed minimum returns which afforded downside protection to such shareholders. However, the Structural Amendments removed the minimum guaranteed returns and the holders of the Canopy USA Class A Common Shares are now fully exposed to Canopy USA’s losses as well as profits. Accordingly, the Company is not able to influence, let alone significantly influence, either Ms. Whiteman or the Trust from pursuing their own separate and independent interest.

Accordingly, the criteria of ASC 810-10-25-43 are not met and Ms. Whiteman and the Trust are not acting as de facto agents of the Company.

8.

Clarify the process by which disagreements between managers appointed by the Trust and Ms. Whiteman are resolved, for those decisions which require a majority vote and for which the manager appointed by Canopy does not get a vote (i.e., “Key Decisions”).

Response: The Company advises the Staff that any disagreements between the Canopy USA managers appointed by the Trust and Ms. Whiteman (the “Class A Nominees”) that are related to Key Decisions during the period that the Company holds Non-Voting Shares (where the Canopy Nominee is not permitted to vote on Key Decisions), will require the unanimous consent from the Class A Nominees. In the event that the Class A Nominees do not agree on a Key Decision there would be a stalemate amongst those managers and an affirmative decision would not be permitted to be made. In such circumstances, the Class A Nominees will need to broker a solution to arrive at a resolution on such Key Decisions. Until such time as the Class A Nominees reach an agreement on the applicable Key Decision, the status quo will be maintained for Canopy USA.

U.S. Securities and Exchange Commission

August 11, 2023

9.

Describe to us what is required to effectuate amendments to the Operating Agreement such that, for example, more Board seats are added, Board appoint rights are amended, the voting mechanism for Key Decisions is changed, etc. For example, would such actions require approval by a majority vote of shareholders holding voting shares? Further, if Canopy converted their non-voting shares into Class B voting shares, would they be able to make amendments to the Operating Agreement unilaterally?

Response: The Company advises the Staff that in accordance with the terms of the Amended and Restated Limited Liability Company Agreement and subject to the terms and conditions of the Protection Agreement, no provision of the Amended and Restated Limited Liability Company Agreement may be amended or modified except by an instrument in writing executed by Canopy USA and members holding a majority of the Canopy USA Common Shares and Canopy USA Class B Shares. In accordance with the terms of the Protection Agreement, until the Non-Voting Shares are converted into Canopy USA Class B Shares, Canopy USA is prohibited from amending the Amended and Restated Limited Liability Company Agreement without the prior written consent of the Company. As a result, the Amended and Restated Limited Liability Company Agreement cannot currently be amended without the agreement of (i) Canopy USA, (ii) the Company, and (iii) holders of a majority of the Canopy USA Common Shares.

In the event that the Company converts its Non-Voting Shares into Canopy USA Class B Shares and provided that the Company holds greater than a majority of the Canopy USA Common Shares and Canopy USA Class B Shares following such conversion, the Company will be permitted to unilaterally amend the Amended and Restated Limited Liability Company Agreement. For greater certainty, before such conversion, the Company is not permitted to unilaterally amend the Amended and Restated Limited Liability Company Agreement.

10.	Describe to us any contractual restrictions to Canopy converting their non-voting shares into Class B shares, if any. Please address the following questions:

•	If Canopy did convert all non-voting shares into Class B shares, what percentage of Canopy USA voting shares would they own?

•

If Canopy were to convert all of their non-voting shares to Class B shares, would either the Trust or Ms. Whiteman meet the thresholds required for them to maintain their respective rights to appoint members to the Board of Directors?

•

If Canopy were to convert all of their non-voting shares to Class B shares, would Canopy have the unilateral ability to issue more Class B shares, and thus dilute the ownership percentages held by the Trust and Ms. Whiteman?

Response: The Company advises the Staff that if the Company were to convert its Non-Voting Shares into Canopy USA Class B Shares, the exact percentage ownership that the Company will hold in Canopy USA is not quantifiable at this time; however, pursuant to the terms of the Amended and Restated Limited Liability Company Agreement, the Company will not hold more than 90% of the Canopy USA Class B Shares. At the time that the Company converts its Non-Voting Shares into Canopy USA Class B Shares, any issued and outstanding Canopy USA Common Shares will, subject to their terms in accordance with the Amended and Restated Limited Liability Company Agreement, automatically convert into Canopy USA Class B Shares; provided that the number of Canopy USA Class B Shares to be issued to former

U.S. Securities and Exchange Commission

August 11, 2023

holders of Canopy USA Common Shares will be equal to no less than 10% of the total issued and outstanding Canopy USA Class B Shares following such issuance. For greater certainty, the Canopy USA Class B Shares will be issued on a one-for-one basis unless this would result in the former holders of Canopy USA Common Shares collectively owning less than 10% of the issued and outstanding Canopy USA Class B Shares, in which case, the anti-dilution provision will be triggered to revise the conversion ratio and additional Canopy USA Class B Shares will be issued, on a pro forma basis, to the former holders of the Canopy USA Common Shares. Accordingly, in no circumstances will the Company, at the time of the conversions, own more than 90% of the Canopy USA Class B Shares.

The Company also advises the Staff that, following the Company’s conversion of all of its Non-Voting Shares into Canopy USA Class B Shares, Ms. Whiteman is expected to continue to have the right to appoint a Class A Nominee. She will continue to have this nomination right until the later of (a) the 24 month anniversary of the date of the first issuance of any Canopy USA Common Shares to the shareholders of Wana and (b) such time as the shareholders of Wana, collectively, directly or indirectly, own less than 10% of the issued and outstanding Canopy USA Common Shares and Canopy USA Class B Shares.

As the Trust’s ownership interest in Canopy USA is currently not quantifiable, the Company is not able to confirm whether the Trust will maintain its right to appoint a Class A Nominee following the Company’s conversion of its Non-Voting Shares into Canopy USA Class B Shares. However, the Trust will continue to have this nomination right until such time as the Trust owns 4.4% or more of the issued and outstanding Canopy USA Common Shares and Canopy USA Class B Shares.

The Company advises the Staff that notwithstanding the Company converting its Non-Voting Shares into Canopy USA Class B Shares and ultimately holding no greater than 90% of the Canopy USA Class B Shares, the Company will not have the ability to unilaterally issue additional Canopy USA Class B Shares and dilute the ownership interests of Canopy USA held by the Trust and Ms. Whiteman. Rather, Canopy USA’s board of managers will have the sole discretion to authorize any additional issuance of Canopy USA Class B Shares and, in order to do so, such share issuances would need to occur at fair market value in exchange for cash or some form of other non-cash consideration.

11.

You state on page 14 of your response that while the Company has the ability to covert the Non-Voting Shares into Canopy USA Class B Shares, there are barriers to doing so. Please elaborate on what the barriers are (either contractual, legal, or operational) to Canopy converting their non-voting shares into Class B shares. In your response, specifically explain why you believe that the exchange of the exchangeable shares does not represent a substantive kick-out right, giving consideration to the guidance in ASC 810-10-25-38C. In regards to the barriers you have identified to the company exercising its exchange option, please also address the following:

•

Elaborate on why you believe each of these consequences would occur and whether and why each of these potential consequences would arise as a result of the share exchange resulting in an accounting conclusion that Canopy would consolidate Canopy USA.

•

Explain to us any potential alternatives available to the Company if the expected consequences were to occur, such as potential alternative exchanges on which the Company may be able to list (either within the US or abroad) or alternative sources of financing.

U.S. Securities and Exchange Commission

August 11, 2023

•

Clarify if the various entities for which the Company holds a THC option currently maintain banking and insurance relationships and if those entities currently have similar concerns about federal laws or if these concerns only exist at the level of Canopy USA.

Response: The Company advises the Staff that the Company does have the unilateral right to convert the Non-Voting Shares into Canopy USA Class B Shares. Upon conversion, the Canopy USA Class B Shares would be voting shares, and carry with them the right to vote on all business matters requiring shareholder approval in accordance with the terms of the Amended and Restated Limited Liability Company Agreement. Concurrently with such conversion, all of the Canopy USA Class A Shares would be converted into Canopy USA Class B Shares and the rights and obligations of the Canopy USA Class B Shares are consistent with those of the Canopy USA Class A Shares.

Accordingly, the right to convert the Non-Voting Shares into Canopy USA Class B Shares may be considered to represent “kick-out rights” in accordance with the accounting literature. In evaluating whether the conversion of the Non-Voting Shares into Canopy USA Class B Shares represent substantive kick-out rights, the Company advises the Staff that the KPMG Consolidation Handbook provides the following additional guidance:

[KPMG Consolidation Handbook – Question 6.4.30] How does an enterprise determine if substantive unilateral kick-out rights exist?

[…] For kick-out rights to be considered substantive, there must be no significant barriers to their exercise. The party with kick-out rights must have the ability to exercise those rights if it chooses to do so. […]

[KPMG Consolidation Handbook – Question 6.4.40] What are considered barriers to exercise when determining whether kick-out rights are substantive?

Interpretative response: Topic 810 does not provide specific examples of barriers to exercise when evaluating the power criterion.

[…] one or more of the following factors may indicate that kick-out rights […] are not substantive [810-10-25-14A]

•

Kick-out rights subject to conditions that make it unlikely they will be exercisable, e.g. conditions that narrowly limit the timing of exercise or would be economically unfavorable for the party holding the rights.

•

Financial penalties or operational barriers associated with dissolving (liquidating) the VIE or replacing the decision maker being kick-out because these could act as a significant disincentive for dissolution (liquidation) or removal.

•	The absence or an adequate number of qualified replacement decision-makers or the lack of adequate compensation to attract a qualified replacement.

•	The absence of an explicit, reasonable mechanism by which the party holding the rights can exercise them.

•	The inability of the party holding the rights to obtain the information necessary to exercise them.

Further, barriers to exercise for kick-out rights may differ from liquidation rights. […] These factors are not exhaustive. Instead all relevant facts and circumstances should be considered in determining whether kick-out rights or liquidation rights are substantive.

U.S. Securities and Exchange Commission

August 11, 2023

The Company faces various barriers with respect to converting its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States. In particular, the Company is subject to numerous contractual restrictions contained in its credit agreement and other material contracts. In particular, the Company’s senior secured credit agreement dated March 18, 2021, as amended on October 24, 2022 and July 13, 2023 (the “Senior Credit Agreement”) requires the Company to maintain the listing of the Company’s common shares (the “Canopy Shares”) on at least one of the TSX, Nasdaq or the New York Stock Exchange. The Company has also agreed to execute an undertaking, following the creation of the Exchangeable Shares, to the TSX that it will not convert its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States without the prior approval of the TSX.

As a result, in the event that the Company converted its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States, the Company expects that it would be in violation of the applicable rules, regulations and guidelines of both the TSX and Nasdaq, which would result in the Canopy Shares being delisted from the TSX and Nasdaq. In addition, the Company does not expect that it would be able to list the Canopy Shares on the New York Stock Exchange in such circumstances.

If the Canopy Shares were delisted, the Company will violate numerous contractual covenants, including, but not limited to, the contractual covenants contained in the Senior Credit Agreement. The default under the Senior Credit Agreement would constitute an event of default within 30 days and the full amount of the credit facility provided under the Senior Credit Agreement, being more than US$500 million, would become immediately due and payable. The Company does not have sufficient cash to repay this debt obligation at the moment nor the ability to raise additional funds within a 30 day period and as a result, the Company would face a serious risk of insolvency. This outcome is further exasperated by the fact that there are significant restrictions from banking institutions with respect to companies with operations in the U.S. cannabis sector and, accordingly, locating an alternative source of financing in such magnitude would be nearly impossible.

In addition, in the event that the Company converted its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States, the Company would also face additional operational challenges related to obtaining and maintaining bank accounts, insurance coverage and third-party service providers may choose not to do business with the Company. Moreover, in the face of a likely insolvency proceeding, the Company would not have access to creditor protection in the United States as federal courts have not afforded companies with operations in the United States cannabis sector with protection in bankruptcy proceedings.

Accordingly, the Company believes that the barriers to exercise are such that the “kick-out rights” are not substantive as there are substantive and practical barriers that would prohibit the Company from converting its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States.

It is because of these barriers that the Company has worked endlessly to enter into unique arrangements with respect to its contingent interests in the United States while remaining compliant with federal laws in the United States. The Company has limited options to address the severe consequences and barriers that it would face if the Company were to convert its Non-Voting Shares into Canopy USA Class B Shares prior to the federal legalization of cannabis in the United States.

U.S. Securities and Exchange Commission

August 11, 2023

The Company further advises the Staff that the various entities for which Canopy USA holds options to acquire currently maintain banking and insurance relationships, although such relationships are with third parties that are willing to engage with entities involved in the cannabis industry in the United States (unlike the banking and insurance relationships that the Company has) and such third-parties often charge higher premiums for services such as banking and insurance. As these entities have always operated in the cannabis industry in the United States, their commercial and legal relationships have always needed to consider the dichotomy between federal and state laws and, accordingly, such entities do not have similar concerns about federal laws and the concerns only exist for the Company and its subsidiaries.

12.

Provide insight into what management’s plans are for converting Canopy USA’s nonvoting shares into Class B shares. Include in the response a description of potential scenarios when the potential benefits of such conversion would outweigh the potential consequences (e.g., inability to list, loss of banking relationships, et. al.).

Response: For the reasons described in the response to Comment 11 above, the Company advises the Staff that it does not intend to convert its Non-Voting Shares into Canopy USA Class B Shares until there is federal legislative reform in the United States in relation to cannabis.

In the event the Company converted its Non-Voting Shares into Canopy USA Class B Shares, the Company would own up to a 90% ownership interest in Canopy USA. As a result, without legislative reform in the United States, the Company would be in violation of the requirements imposed by the TSX and Nasdaq and the Canopy Shares would likely be delisted from the TSX and Nasdaq resulting in a default under the Senior Credit Agreement and the Company would be required to immediately repay all amounts owing under the credit facility. Under such circumstances, the Company would likely be insolvent and need to file for creditor protection. The severity of the foregoing consequences greatly outweighs any potential benefits of such conversion prior to U.S. federal legalization.

13.

Tell us whether Canopy USA would be significant to Canopy Growth such that its financial statements would be required under Rule 3-09 of Regulation S-X. If so, explain to us any implications to a listing on the NASDAQ.

Response: The Company advises the Staff that in order to determine whether the guidance from Rule 3-09 of Regulation S-X is applicable for the Company’s investment in Canopy USA, the Company first considered whether the investment would be accounted for under the equity method. Topic 323 would only apply if the Non-Voting Shares that the Company holds in Canopy USA would be in-substance common stock. Topic 323 includes the specific characteristics to consider when determining whether an investment is in-substance common stock. In evaluating the specific characteristics, the following accounting literature was considered:

ASC 323-10-15-3 The guidance in the Investments—Equity Method and Joint Ventures Topic applies to investments in common stock or in-substance common stock (or both common stock and in-substance common stock) […]

[KPMG Equity Method Handbook – Question 2.3.70] What are the characteristics of in-substance common stock?

U.S. Securities and Exchange Commission

August 11, 2023

Interpretive response: In-substance common stock has characteristics that are substantially similar to the investee’s common stock. Topic 323 includes the specific characteristics to consider when determining whether an investment is in-substance common stock.

An investor concludes its investment is in-substance common stock only if all of the characteristics are substantially similar to common stock. [323-10-15-13]

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Subordination. The investor evaluates whether the investment has subordination characteristics that are substantially similar to common stock. If the investment has a liquidation preference over the common stock, the investor evaluates whether that liquidation preference is substantive. If it is, the investment is not substantially similar to common stock and is not in-substance common stock.

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Risks and rewards of ownership. The investor evaluates whether the risks and rewards of owning the investment are substantially similar to common stock. Risks and rewards of ownership include the ability to participate in earnings, losses, capital appreciation and depreciation in a manner that is substantially similar to common stock. Participation in common dividends and the ability to convert to common stock are indicators that an investment shares in the risks and rewards of ownership in a manner substantially similar to common stock.

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Obligation to transfer value. If the investment’s terms obligate the investee to transfer to the investor substantive value that is not available to common shareholders, that investment generally is not in-substance common stock. An investment with substantive redemption features generally obligates the investee to transfer value not available to common shareholders. However, a nonsubstantive redemption feature (e.g. one with mandatory redemption in 100 years) is not an obligation to transfer value.

Sometimes the investor’s analysis of these characteristics will be inconclusive – e.g. two of the three criteria are met, but the third is unclear. In that situation, the investor should analyze whether changes in the investment’s fair value are expected to vary directly with the changes in the fair value of the common stock. If the changes in fair value do not vary directly, the investment is not in-substance common stock.

If an investee has more than one class of common stock, the investor performs the analysis by comparing its investment to all the classes

In evaluating how the accounting literature applies to the Company’s investment in Canopy USA, the Company advises the Staff that the analysis is performed by comparing the Non-Voting Shares to the Canopy USA Class A Shares and that the following is noted:

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Subordination: The Non-Voting Shares do not have a liquidation preference over the Canopy USA Class A Shares. Furthermore, each Non-Voting Share is exchangeable into Canopy USA Class B Shares concurrently with the conversion of all Canopy USA Class A Shares, at which point all shares will have the same liquidation rights.

•

Risks and rewards of ownership: Holders of Non-Voting Shares are not entitled to any distributions. However, pursuant to the Protection Agreement, until the Company has converted all of its Non-Voting Shares into Canopy USA Class B Shares, no distributions of any kind are permitted to be declared, set aside or paid.

•	Obligation to transfer value: The Non-Voting Shares do not require Canopy USA to transfer substantive value to the Company that is not available to holders of the Canopy USA Class A Shares.

U.S. Securities and Exchange Commission

August 11, 2023

The Company advises the Staff that since the specific characteristics of the Non-Voting Shares are substantially similar to common stock, the Company therefore concluded that the Non-Voting Shares are in-substance common stock.

The Company advises the Staff that the Company then considered whether it had significant influence over the operating and financial policies of Canopy USA. Topic 323 establishes a presumption that an investor has the ability to exercise significant influence if its direct or indirect investment is 20% or more of the investee’s voting stock. An investor’s ability to exercise significant influence over the operating and financial policies of an investee may also be indicated by any of the following: representation on the board of directors, participation in policy-making processes, material intra-entity transactions, interchange of managerial personnel and technological dependency.

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Voting stock: The Company’s investment in Canopy USA relates to Non-Voting Shares. Non-Voting Shares do not provide Canopy with any voting rights. As such, the Company’s direct voting power does not exceed 20%.

However, the Company does have the right to exchange its Non-Voting Shares into Canopy USA Class B Shares which do have voting rights. As such, the right to exchange the Non-Voting Shares into Canopy USA Class B Shares represents potential voting right privileges for the Company. In accordance with ASC 323-10-15-9, potential voting privileges shall be disregarded in the analysis of significant influence. As such, these rights are not expected to have impact on the conclusion as to whether the Company has significant influence over Canopy USA.

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Representation on the board of directors & participation in policy making processes: Canopy USA’s board of managers consists of three managers. The Company has the right to appoint one of the three managers. However, for as long as the Company holds Non-Voting Shares, the board member nominated by the Company is not permitted to vote on (i) the annual business plan of Canopy USA; (ii) decisions regarding senior management of Canopy USA and any subsidiary of Canopy USA; (iii) increasing compensation of any individual employed by Canopy USA; (iv) any other executive compensation plan matters of Canopy USA or any subsidiary of Canopy USA; and (v) the exercise of the Wana Option or the Jetty Option. Accordingly, the Key Decisions would be determined solely by the Class A Nominees, being the nominees of the Trust and Ms. Whiteman. In the event that the Class A Nominees did not agree on these Key Decisions, there would be a stalemate amongst those managers which would require the Class A Nominees, in absence of the influence from the Company, to negotiate and broker a solution to arrive at a resolution over such Key Decisions. The recusal of the nominee of the Company from the Key Decisions re-balances the power and control over Canopy USA squarely in the hands of the holders of the Canopy USA Class A Shares.

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Material intra-entity transactions: Aside from intra-entity transactions that were executed as part of the initial formation of Canopy USA, there will not be material intra-entity transactions between the Company and Canopy USA without approval by the board of managers of Canopy USA. Although the exercise of the conditional THC interests may require funding from the Company, decisions about this activity would require approval from the Class A Nominees, and neither the Company, nor the nominee of the Company to the board of managers of Canopy USA, would be able to vote on the exercise of the conditional THC interests. Further, the Company is already contractually bound to issue Canopy Shares upon the exercise of the conditional THC interests, and has no ability to withhold approval of such issuance. Upon exercise, the Canopy Shares are expected to be issued to the shareholders of Wana and Jetty, with the underlying shares of each

U.S. Securities and Exchange Commission

August 11, 2023

entity being acquired by Canopy USA. In turn, Canopy USA will issue additional Non-Voting Shares to the Company, in exchange for its issuance of Canopy Shares to settle the option exercise prices. In addition, Canopy Shares will be delivered to the shareholders of Acreage and Canopy USA will issue additional Non-Voting Shares to the Company, in exchange for its issuance of Canopy Shares. As such, the Company noted that the requirement to issue Canopy Shares to settle the exercise of the conditional THC interests does not provide it with an ability to influence or control the exercise of the above-described conditional THC interests.

•

Interchange of managerial personnel: Not applicable – instead, it is anticipated that Canopy USA will hire certain executives of Wana and/or Jetty, following the completion of the acquisitions of these U.S. cannabis businesses.

•	Technological dependency: Not applicable.

Accordingly, the Company advises the Staff that based on a review of these indicators, the Company concluded it did not have significant influence over the operating and financial policies of Canopy USA. As a result, the Non-Voting Shares would not be accounted for under the equity method and, therefore, Regulation S-X Rule 3-09 is not applicable.

14.

Please revise your disclosure on page 20 to clearly state when the Trust will be required to purchase each of the initial two tranches of Canopy USA Common Shares and disclose the conditions that must be satisfied for the issuance of each tranche.

Response: The Company has revised the disclosure on pages 20, 21 and 22 of Amendment No. 4 in response to the Staff’s comment.

15.

We note your disclosure on pages 20 and 21 that if Canopy USA does not satisfy certain conditions, the Trust will have the right to acquire the T2 Canopy USA Shares and T2 Canopy USA Warrants on the same economic terms as the T2 Investment. Please clarify how the economic terms of the T2 Investment differ from the initial economic terms to acquire the T2 Canopy USA Shares and T2 Canopy USA Warrants.

Response: The Company has revised the disclosure on pages 19, 20, 21 and 22 of Amendment No. 4 in response to the Staff’s comment. As further described in Amendment No. 4, if Canopy USA does not satisfy certain conditions, the Trust has the right to acquire the T2 Canopy USA Shares and T2 Canopy USA Warrants on the same economic terms as the T2 Investment. In these circumstances, the T2 Purchase Price will be equal to the fair market value of the T2 Canopy USA Common Shares at the time that the T2 EoD Option, T2 Notice Option or T2 Option, as applicable, is exercised (in each case, the “Valuation Period”). Once calculated at the applicable Valuation Period, the T2 Purchase Price will be used to determine the total number of T2 Canopy USA Shares and T2 Canopy USA Warrants issuable to the Trust at the applicable time.

The Company advises the Staff that based on the fact that the T2 Purchase Price is variable and currently unknown, the corresponding number of T2 Canopy USA Shares and T2 Canopy USA Warrants cannot be calculated until the applicable Valuation Period and therefore, the economic terms of the T2 Investment may differ from the initial economic terms to acquire the T2 Canopy USA Shares and the T2 Canopy USA Warrants. Other than the foregoing, there are no variations between the economic terms of the T2 Investment and the initial economic terms to acquire the T2 Canopy USA Shares and T2 Canopy USA Warrants.

U.S. Securities and Exchange Commission

August 11, 2023

Structure of Canopy USA, page 22

16.	Please identify the third-party investor who holds 100,000 Canopy USA Common Shares.

Response: The Company advises the Staff that Yama Investments Inc. (the “Investor”) currently holds 100,000 Canopy USA Common Shares, being all of the issued and outstanding Canopy USA Common Shares. Neither the Investor, nor any director, officer, shareholder or employee of the Investor is an affiliate of the Company, Canopy USA or any entities for which the Company or Canopy USA holds an option to acquire and there is no relationship between the Investor, nor any director, officer, shareholder or employee of the Investor, on the one hand, and the Company, Canopy USA or any of their respective subsidiaries, on the other hand, other than the ownership of 100,000 Canopy USA Common Shares.

General

17.

Please revise your disclosure, where appropriate, to describe the material terms of the C$100 million promissory note issued to a subsidiary of CBI that would be payable on December 31, 2024. In your revisions, please disclose whether the note would be secured by any of your assets.

Response: The Company has revised the disclosure on page 43 of Amendment No. 4 in response to the Staff’s comment.

18.

Please revise your disclosure, where appropriate, to describe the material terms of the Trust SPA, including the price per share of each tranche. Please also file the Trust SPA prior to the meeting date.

Response: The Company has revised the disclosure on pages 19, 20, 21 and 22 of Amendment No. 4 in response to the Staff’s comment. The Company advises the Staff that it has filed the Trust SPA as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Commission on August 9, 2023.

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If you have any questions concerning Amendment No. 4 or require any additional information, please do not hesitate to contact me at (212) 318-6393 or yarivkatz@paulhastings.com or Keith Pisani at (212) 318-6053 or keithpisani@paulhastings.com.

Sincerely,

/s/ Yariv C. Katz

Yariv C. Katz

of PAUL HASTINGS LLP

cc :	David Klein, Chief Executive Officer, Canopy Growth Corporation

Christelle Gedeon, Chief Legal Officer, Canopy Growth Corporation

Keith D. Pisani, Esq., Paul Hastings LLP

Jeffrey Gittler, PKF O’Connor Davies, LLP

Jonathan Sherman, Cassels Brock & Blackwell LLP